SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2018 (April 1, 2017 – March 31, 2018) filed with the Tokyo Stock Exchange on Wednesday May 9, 2018.

2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2018 and Dividend Forecast for the Fiscal Year Ending March 31, 2019”

3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”

4.	English press release entitled, “Announcement Regarding Management Changes”

5.	English press release entitled, “Notice of Partial Amendment to ORIX’s Articles of Incorporation”

6.	English press release entitled, “ORIX Changes Name of United States Group Company”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 9, 2018	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2017 – March 31, 2018

May 9, 2018

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2017 to March 31, 2018

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2018

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2018	2,862,771	6.9%	336,195	2.1%	435,501	2.5%	313,135	14.6%
March 31, 2017	2,678,659	13.1%	329,224	14.4%	424,965	8.6%	273,239	5.0%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥288,148 million for the fiscal year ended March 31, 2018 (year-on-year change was a 9.4% increase) and ¥263,378 million for the fiscal year ended March 31, 2017 (year-on-year change was a 17.8% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2018	244.40	244.15	12.1%	3.8%	11.7%
March 31, 2017	208.88	208.68	11.3%	3.8%	12.3%

“Equity in Net Income of Affiliates” was a net gain of ¥50,103 million for the fiscal year ended March 31, 2018 and a net gain of ¥26,520 million for the fiscal year ended March 31, 2017.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2018	11,425,982	2,798,874	2,682,424	23.5%	2,095.64
March 31, 2017	11,231,895	2,647,625	2,507,698	22.3%	1,925.17

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”
“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
March 31, 2018	546,624	(411,578)	143,582	1,321,241
March 31, 2017	583,955	(237,608)	(33,459)	1,039,870

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2017	—	23.00	—	29.25	52.25	68,320	25.0%	2.8%
March 31, 2018	—	27.00	—	39.00	66.00	84,579	27.0%	3.3%

March 31, 2019 (Est.)	—	30.00	—	—	—	—	—	—

*Note 4:	The amount of Year-end dividend for the fiscal year ending March 31, 2019 has not yet been determined.
*Note 5:	Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥119 million for the fiscal year ended March 31, 2017 and ¥117 million for the fiscal year ended March 31, 2018).

3. Targets for the Year Ending March 31, 2019 (Unaudited)

In order to facilitate a better understanding of our medium- and long- term growth projections by our shareholders and potential investors, we decided to include our medium-term strategic directions in this document. For details, refer to “2. Management Policies (2) Target Performance Indicators FY2019-2021” on page 10 and “2. Management Policies (3) Medium- Term Strategic Directions FY2019-2021” on page 11.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( x ) No ( )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,495,728 as of March 31, 2018, and 1,324,107,328 as of March 31, 2017.

2. The number of treasury stock shares was 42,843,413 as of March 31, 2018, and 19,394,191 as of March 31, 2017.

3. The average number of outstanding shares was 1,281,238,164 for the fiscal year ended March 31, 2018, and 1,308,105,341 for the fiscal year ended March 31, 2017.

The Company’s shares held through the Board Incentive Plan Trust (1,651,443 shares as of March 31, 2018 and 2,126,076 shares as of March 31, 2017) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2018

			Fiscal Year ended March 31, 2017	Fiscal Year ended March 31, 2018	Change
					Amount	Percent
	Total Revenues	(millions of yen)	2,678,659	2,862,771	184,112	7%
	Total Expenses	(millions of yen)	2,349,435	2,526,576	177,141	8%
	Income before Income Taxes	(millions of yen)	424,965	435,501	10,536	2%
	Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	273,239	313,135	39,896	15%
Earnings Per Share	(Basic)	(yen)	208.88	244.40	35.52	17%
	(Diluted)	(yen)	208.68	244.15	35.47	17%
	ROE*1	(%)	11.3	12.1	0.8	—
	ROA*2	(%)	2.46	2.76	0.30	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Operating Environment

The U.S. economy has remained steady with improvements in employment and income environments. Stable growth has also been observed in other regions. Although interest rates remain low worldwide, rate increases in the U.S. and the scaling back of quantitative easing policies in Europe are expected. The market has become more conscious about increasing market volatility. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy, as a whole, is continuing to experience moderate recovery.

Overview of Business Performance (April 1, 2017 to March 31, 2018)

Total revenues for the consolidated fiscal year ended March 31, 2018 (hereinafter, “the fiscal year”) increased 7% to ¥2,862,771 million compared to ¥2,678,659 million during the previous fiscal year. Life insurance premiums and related investment income in the life insurance business increased due to an increase in life insurance premiums from an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts following the market’s recovery. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business, and services income increased due primarily to service expansion in the asset management business and the environment and energy business.

Total expenses increased 8% to ¥2,526,576 million compared to ¥2,349,435 million during the previous fiscal year. Life insurance costs increased due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income. In addition, costs of goods and real estate sold and services expense increased in line with the aforementioned increased revenues.

Equity in net income of affiliates increased due mainly to the recognition of significant gains on sales of investments in real estate joint ventures compared to the previous fiscal year.

As a result of the foregoing, income before income taxes for the fiscal year increased 2% to ¥435,501 million compared to ¥424,965 million during the previous fiscal year. In addition, due to the impact from tax reform in the United States, net income attributable to ORIX Corporation shareholders increased 15% to ¥313,135 million compared to ¥273,239 million during the previous fiscal year.

Segment Information

Total segment profits for the fiscal year increased 2% to ¥429,058 million compared to ¥420,837 million during the previous fiscal year. While segment profits decreased in the Real Estate segment and the Overseas Business segment, segment profits for each of the other segments increased.

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

	Year ended March 31, 2017	Year ended March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	102,979	115,712	12,733	12
Segment Profits	38,032	49,275	11,243	30

	As of March 31, 2017	As of March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,032,152	961,901	(70,251)	(7)

Segment revenues increased 12% to ¥115,712 million compared to ¥102,979 million during the previous fiscal year due to an increase in gains on sales of securities, an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers and from revenue in line with an increase in contracts of Yayoi Co. Ltd, despite a decrease in finance revenues from decreases in average investment balance in direct financing leases and installment loans.

Segment expenses remained at the same level as the previous fiscal year.

As a result of the foregoing, segment profits increased 30% to ¥49,275 million compared to ¥38,032 million during the previous fiscal year.

Segment assets decreased 7% to ¥961,901 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases, installment loans and investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Year ended March 31, 2017	Year ended March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	270,615	275,740	5,125	2
Segment Profits	39,787	40,162	375	1

	As of March 31, 2017	As of March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	752,513	818,201	65,688	9

Segment revenues increased 2% to ¥275,740 million compared to ¥270,615 million during the previous fiscal year due to increases in finance revenues and operating leases revenues in line with an increased average segment asset balance in the automobile leasing business and an increase in services income.

Segment expenses increased in line with the aforementioned revenue increases.

As a result of the foregoing, segment profits increased 1% to ¥40,162 million compared to ¥39,787 million during the previous fiscal year.

Segment assets increased 9% to ¥818,201 million compared to the end of the previous fiscal year due to an acquisition of a rental company and an increase in new auto-leases in the automobile leasing business.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

	Year ended March 31, 2017	Year ended March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	212,050	172,948	(39,102)	(18)
Segment Profits	72,841	62,372	(10,469)	(14)

	As of March 31, 2017	As of March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	657,701	620,238	(37,463)	(6)

Segment revenues decreased 18% to ¥172,948 million compared to ¥212,050 million during the previous fiscal year due primarily to a decrease in operating leases revenues in line with a decrease in gains on sales of rental property and a decrease in average asset balance in operating leases, despite an increase in services income from facilities operations.

Segment expenses remained at the same level as the previous fiscal year due to a decrease in costs of operating leases despite an increase in services expense from facilities operations.

As a result of the foregoing, segment profits decreased 14% to ¥62,372 million compared to ¥72,841 million during the previous fiscal year, despite an increase in equity in net income of affiliates in line with the recognition of significant gains on sales of investments in real estate joint ventures.

Segment assets decreased 6% to ¥620,238 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

	Year ended March 31, 2017	Year ended March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	1,271,973	1,402,313	130,340	10
Segment Profits	85,000	96,120	11,120	13

	As of March 31, 2017	As of March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	768,675	847,677	79,002	10

Segment revenues increased 10% to ¥1,402,313 million compared to ¥1,271,973 million during the previous fiscal year due to increases in sales of goods in subsidiaries in the principal investment business and services income from the environment and energy business.

Segment expenses increased compared to the previous fiscal year in line with the aforementioned revenues expansion.

As a result of the foregoing and due to an increase in equity in net income of affiliates, segment profits increased 13% to ¥96,120 million compared to ¥85,000 million during the previous fiscal year.

Segment assets increased 10% to ¥847,677 million compared to the end of the previous fiscal year due primarily to a new large-scale investment in an affiliate in the environment and energy business.

Retail Segment: Life insurance, banking and card loan

	Year ended March 31, 2017	Year ended March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	368,665	428,697	60,032	16
Segment Profits	72,865	74,527	1,662	2

	As of March 31, 2017	As of March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	3,291,631	3,174,505	(117,126)	(4)

Segment revenues increased 16% to ¥428,697 million compared to ¥368,665 million during the previous fiscal year due mainly to an increase in life insurance premiums in line with an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts in the life insurance business due to the market’s recovery.

Segment expenses increased compared to the previous fiscal year due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income.

As a result of the foregoing, segment profits increased 2% to ¥74,527 million compared to ¥72,865 million during the previous fiscal year.

Segment assets decreased 4% to ¥3,174,505 million compared to the end of the previous fiscal year due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business, despite an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

	Year ended March 31, 2017	Year ended March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	458,912	477,420	18,508	4
Segment Profits	112,312	106,602	(5,710)	(5)

	As of March 31, 2017	As of March 31, 2018	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	2,454,200	2,594,728	140,528	6

Segment revenues increased 4% to ¥477,420 million compared to ¥458,912 million during the previous fiscal year due to increases in services income in the asset management business, operating leases revenues in our aircraft-related operations including gains on sales of aircraft and finance revenues in the Americas, despite a decrease in sales of goods resulting from the sale of a subsidiary during the previous fiscal year.

Segment expenses decreased compared to the previous fiscal year due primarily to a decrease in costs of goods sold resulting from the aforementioned sale of a subsidiary.

As a result of the foregoing and due to decreases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net, segment profits decreased 5% to ¥106,602 million compared to ¥112,312 million in the previous fiscal year.

Segment assets increased 6% to ¥2,594,728 million compared to the end of the previous fiscal year due to increases in investment in operating leases in our aircraft-related operations, installment loans in the Americas and Asia, and the recognition of goodwill and other intangible assets in line with the acquisition of a new subsidiary, despite a decrease in investment in securities.

Outlook and Forecast

In addition to continuing growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments, and we will strive to achieve sustainable profit growth by capitalizing on these opportunities going forward. For details of medium-term strategic directions, refer to “2. Management Policies (3) Medium-Term Strategic Directions FY2019-2021” on page 11.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2017	As of March 31, 2018	Change
				Amount	Percent
Total Assets	(millions of yen)	11,231,895	11,425,982	194,087	2%
(Segment Assets)		8,956,872	9,017,250	60,378	1%
Total Liabilities	(millions of yen)	8,577,722	8,619,688	41,966	0%
(Long- and Short-term Debt)		4,138,451	4,133,258	(5,193)	(0)%
(Deposits)		1,614,608	1,757,462	142,854	9%
Shareholders’ Equity	(millions of yen)	2,507,698	2,682,424	174,726	7%
Shareholders’ Equity Per Share	(yen)	1,925.17	2,095.64	170.47	9%

Note:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 2% to ¥11,425,982 million compared to ¥11,231,895 million at the end of the previous fiscal year. Investment in securities decreased due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business. On the other hand, property under facility operations and investment in affiliates increased due primarily to the new large-scale investments in the environment and energy business. In addition, segment assets increased 1% to ¥9,017,250 million compared to the end of the previous fiscal year.

We manage the balance of our interest-bearing liabilities at an appropriate level taking into account the condition of our assets and liquidity on-hand as well as the domestic and overseas financial environments. As a result, long-term debt decreased, and short-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due primarily to the aforementioned surrender of contracts.

Shareholders’ equity increased 7% to ¥2,682,424 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings, despite a decrease due to share repurchases.

Summary of Cash Flows

Cash and cash equivalents increased by ¥281,371 million to ¥1,321,241 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥546,624 million during the fiscal year, down from ¥583,955 million during the previous fiscal year. This change resulted primarily from an increase in payment of income taxes.

Cash flows used in investing activities were ¥411,578 million during the fiscal year, up from ¥237,608 million during the previous fiscal year. This change resulted primarily from increases in purchases of lease equipment and investment in affiliates.

Cash flows provided by financing activities were ¥143,582 million during the fiscal year, compared to the outflow of ¥33,459 million during the previous fiscal year. This change resulted primarily from an increase in proceeds from debt with maturities longer than three months and a decrease in repayment of debt with maturities longer than three months.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2018 and the Fiscal Year Ending March 31, 2019

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the dividend payout ratio for the fiscal year ended March 31, 2018 has been decided at 27%, up 2% from the fiscal year ended March 31, 2017, and the annual dividend has been decided at 66.00 yen per share (interim dividend paid was 27.00 yen per share and year-end dividend has been decided at 39.00 yen per share) from 52.25 yen per share in the previous fiscal year.

For the next fiscal year ending March 31, 2019, we expect the dividend payout ratio will be maintained at 27% with a focus on the optimal balance of securing of capital for investment in future profit growth and the making of stable and sustainable distribution of dividends to shareholders. The interim dividend for the next fiscal year is forecasted at 30.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2018, we believe no additional items have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 29, 2017.

2. Management Policies

(1) Management’s Basic Policy

ORIX Group’s corporate philosophy and management policy are described below.

Corporate Philosophy

ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	ORIX strives to meet the diverse needs of its customers and to deepen trust by constantly providing superior services.

•	ORIX aims to strengthen its base of operations and achieve sustained growth by integrating its resources to promote synergies amongst different units.

•	ORIX makes efforts to develop a corporate culture that shares a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

Action Guidelines

Creativity:	Develop the flexibility and foresight to constantly take actions that are creative and innovative.
Integration:	Enhance ORIX Group’s strength by actively exchanging knowledge, ideas, and experiences.

(2) Target Performance Indicators FY2019-2021

In its pursuit of sustainable growth, ORIX uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. In line with the mid-term strategic directions announced in May 2015, ORIX aimed to achieve a net income attributable to ORIX Corporation shareholders target of ¥300 billion for the fiscal year ended March 31, 2018, and to maintain ROE (the ratio of Net income attributable to ORIX Corporation shareholders’ equity) around 11% to 12% with a focus on the growth of existing businesses and the expansion of non-finance businesses through new investment in key areas.

In the last three fiscal years ended March 31, 2018, in the domestic market, ORIX steadily developed its auto related business through its solid customer base, increased the number of life insurance policies through products that meet customer needs as well as enhanced sales channels and, expanded the renewable energy business and electric power retailing business in the environment and energy business. In the overseas business, ORIX developed its fee businesses in the Americas, increased profit and assets under management in ORIX Corporation Europe N.V. and increased assets in the aircraft related business.

Regarding new investment in key areas, ORIX set a precedent for its overseas development through its investments in the environment and energy business in the Americas and Asia, and expanded its fee businesses through several M&A transactions mainly in the Americas. Regarding the private equity businesses, ORIX built up a track record of investment and sales in Japan and also made several new investments in the Americas and Asia.

Furthermore, ORIX launched its concession business and joint airport operation business which is a first for a private operator.

As a result of above-mentioned measures, as of March 31, 2018, ORIX achieved a net income attributable to ORIX Corporation shareholders of ¥313.1 billion and ROE of 12.1% meeting its targets of net income of ¥300 billion and ROE around 11% to 12%.

From the fiscal year ending March 31, 2019, ORIX aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% to 8%, and to maintain ROE above 11% by increasing asset efficiency through quality asset expansion in order to capture business opportunities and increasing capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2016	March 31, 2017	March 31, 2018
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	260,169	273,239	313,135
ROE	(%)	11.7	11.3	12.1
ROA	(%)	2.32	2.46	2.76

(3) Medium-Term Strategic Directions FY2019-2021

ORIX manages its business portfolio by dividing it into six segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business.

Furthermore, taking risk and capital requirements into account, ORIX groups these six segments into three categories: “Finance”, “Operation” and “Investment.”

The “Finance” business is ORIX’s customer base and source of information. However, given that the low interest rate environment makes growth difficult in financial businesses, ORIX will continue to focus on “Operation” and “Investment” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

The “Operation” business for which operational risk is taken by ORIX is positioned as ORIX’s growth driver and source for new and stable earnings. ORIX will engage in M&A and expand new investment with a focus on the environment and energy business, asset management business, concession business and life insurance business as well as other new business areas coming from the change in society and the market.

The “Investment” business provides ORIX with opportunities to develop new businesses. ORIX focuses mainly on private equity businesses in Japan and overseas, aircraft and ship-related operations and will expand the scale of those businesses.

(4) Corporate Challenges to be Addressed

It is vital for ORIX to continue to maintain and develop a business structure that can be flexibly and swiftly adapted to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned mid-term strategic directions.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.

Further advancement of risk management: Recognizing that business expansion and growth has diversified and globalized our risk, strengthen the business foundation which supports our growth by readily and continuously utilizing our risk management structure and our ability to assess risks.

2.

Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a social and environmental standpoint while providing products and services that are valued by clients and improve ORIX’s overall profitability.

3.

Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or position.

3. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

4. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		(millions of yen)
Assets		As of March 31, 2017	As of March 31, 2018
Cash and Cash Equivalents		1,039,870	1,321,241
Restricted Cash		93,342	83,876
Investment in Direct Financing Leases		1,204,024	1,194,888
Installment Loans		2,815,706	2,823,769
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥19,232 million
March 31, 2018	¥17,260 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(59,227)	(54,672)
Investment in Operating Leases		1,313,164	1,344,926
Investment in Securities		2,026,512	1,729,455
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥24,894 million
March 31, 2018	¥37,631 million
Property under Facility Operations		398,936	434,786
Investment in Affiliates		524,234	591,363
Trade Notes, Accounts and Other Receivable		283,427	294,773
Inventories		117,863	111,001
Office Facilities		110,781	112,962
Other Assets		1,363,263	1,437,614
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥22,116 million
March 31, 2018	¥15,008 million

Total Assets		11,231,895	11,425,982

Liabilities and Equity
Short-Term Debt		283,467	306,754
Deposits		1,614,608	1,757,462
Trade Notes, Accounts and Other Payable		251,800	262,301
Policy Liabilities and Policy Account Balances		1,564,758	1,511,246
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥605,520 million
March 31, 2018	¥444,010 million
Current and Deferred Income Taxes		445,712	366,947
Long-Term Debt		3,854,984	3,826,504
Other Liabilities		562,393	588,474

Total Liabilities		8,577,722	8,619,688

Redeemable Noncontrolling Interests		6,548	7,420

Commitments and Contingent Liabilities

Common Stock		220,524	220,961
Additional Paid-in Capital		268,138	267,291
Retained Earnings		2,077,474	2,315,283
Accumulated Other Comprehensive Income (Loss)		(21,270)	(45,566)
Treasury Stock, at Cost		(37,168)	(75,545)

Total ORIX Corporation Shareholders’ Equity		2,507,698	2,682,424
Noncontrolling Interests		139,927	116,450

Total Equity		2,647,625	2,798,874

Total Liabilities and Equity		11,231,895	11,425,982

Note:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2017	As of March 31, 2018
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	32,279	10,465
Defined benefit pension plans	(17,330)	(20,487)
Foreign currency translation adjustments	(31,736)	(31,806)
Net unrealized losses on derivative instruments	(4,483)	(3,738)

Total	(21,270)	(45,566)

(2) Condensed Consolidated Statements of Income (Unaudited)

		(millions of yen)
	Year ended March 31, 2017	Year ended March 31, 2018
Revenues :
Finance revenues	200,584	214,104
Gains on investment securities and dividends	30,328	43,302
Operating leases	398,655	379,665
Life insurance premiums and related investment income	295,940	351,590
Sales of goods and real estate	1,015,249	1,079,052
Services income	737,903	795,058

Total Revenues	2,678,659	2,862,771

Expenses :
Interest expense	72,910	76,815
Costs of operating leases	243,537	252,327
Life insurance costs	200,158	255,070
Costs of goods and real estate sold	928,794	1,003,509
Services expense	451,277	482,796
Other (income) and expense, net	(4,396)	429
Selling, general and administrative expenses	418,746	431,594
Provision for doubtful receivables and probable loan losses	22,667	17,265
Write-downs of long-lived assets	9,134	5,525
Write-downs of securities	6,608	1,246

Total Expenses	2,349,435	2,526,576

Operating Income	329,224	336,195

Equity in Net Income of Affiliates	26,520	50,103
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	63,419	49,203
Bargain Purchase Gain	5,802	0

Income before Income Taxes	424,965	435,501

Provision for Income Taxes	144,039	113,912

Net Income	280,926	321,589

Net Income Attributable to the Noncontrolling Interests	7,255	8,002

Net Income Attributable to the Redeemable Noncontrolling Interests	432	452

Net Income Attributable to ORIX Corporation Shareholders	273,239	313,135

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)
	Year Ended March 31, 2017	Year Ended March 31, 2018
Net Income :	280,926	321,589

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(14,926)	(22,834)
Net change of defined benefit pension plans	7,670	(2,962)
Net change of foreign currency translation adjustments	(5,968)	(1,955)
Net change of unrealized gains (losses) on derivative instruments	326	779
Total other comprehensive income (loss)	(12,898)	(26,972)

Comprehensive Income	268,028	294,617

Comprehensive Income Attributable to the Noncontrolling Interests	4,276	6,433

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	374	36

Comprehensive Income Attributable to ORIX Corporation Shareholders	263,378	288,148

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2016	220,469	257,629	1,864,241	(6,222)	(25,686)	2,310,431	162,388	2,472,819

Contribution to subsidiaries						0	20,811	20,811
Transaction with noncontrolling interests		10,516		(5,187)		5,329	(42,421)	(37,092)
Comprehensive income, net of tax:
Net income			273,239			273,239	7,255	280,494
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(14,918)		(14,918)	(8)	(14,926)
Net change of defined benefit pension plans				7,508		7,508	162	7,670
Net change of foreign currency translation adjustments				(2,725)		(2,725)	(3,185)	(5,910)
Net change of unrealized gains (losses) on derivative instruments				274		274	52	326

Total other comprehensive income (loss)						(9,861)	(2,979)	(12,840)

Total comprehensive income						263,378	4,276	267,654

Cash dividends			(61,299)			(61,299)	(5,127)	(66,426)
Exercise of stock options	55	26				81	0	81
Acquisition of treasury stock					(12,128)	(12,128)	0	(12,128)
Disposal of treasury stock		(409)			646	237	0	237
Adjustment of redeemable noncontrolling interests to redemption value			1,293			1,293	0	1,293
Other, net		376				376	0	376

Balance at March 31, 2017	220,524	268,138	2,077,474	(21,270)	(37,168)	2,507,698	139,927	2,647,625

Contribution to subsidiaries						0	13,830	13,830
Transaction with noncontrolling interests		(972)		(1)		(973)	(35,522)	(36,495)
Comprehensive income, net of tax:
Net income			313,135			313,135	8,002	321,137
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(22,746)		(22,746)	(88)	(22,834)
Net change of defined benefit pension plans				(2,984)		(2,984)	22	(2,962)
Net change of foreign currency translation adjustments				(2)		(2)	(1,537)	(1,539)
Net change of unrealized gains (losses) on derivative instruments				745		745	34	779

Total other comprehensive income (loss)						(24,987)	(1,569)	(26,556)

Total comprehensive income						288,148	6,433	294,581

Cash dividends			(72,757)			(72,757)	(8,218)	(80,975)
Exercise of stock options	437	219				656	0	656
Acquisition of treasury stock					(39,110)	(39,110)	0	(39,110)
Disposal of treasury stock		(476)			733	257	0	257
Adjustment of redeemable noncontrolling interests to redemption value			(1,876)			(1,876)	0	(1,876)
Reclassification of change in accounting standards			(692)	692		0	0	0
Other, net		382	(1)			381	0	381

Balance at March 31, 2018	220,961	267,291	2,315,283	(45,566)	(75,545)	2,682,424	116,450	2,798,874

Notes 1 :	Changes in the redeemable noncontrolling interests are not included in the table.
2 :

Reclassification of change in accounting standards represents the amounts reclassified for the early adoption of the Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”-ASC 220 (“Income Statement—Reporting Comprehensive Income”)).

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2017	Year ended March 31, 2018
Cash Flows from Operating Activities:
Net income	280,926	321,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	253,677	279,923
Provision for doubtful receivables and probable loan losses	22,667	17,265
Equity in net income of affiliates (excluding interest on loans)	(24,549)	(46,587)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(63,419)	(49,203)
Bargain purchase gain	(5,802)	0
Gains on sales of available-for-sale securities	(30,701)	(30,716)
Gains on sales of operating lease assets	(69,265)	(35,291)
Write-downs of long-lived assets	9,134	5,525
Write-downs of securities	6,608	1,246
Decrease in restricted cash	155	450
Decrease in trading securities	159,809	144,367
Decrease (Increase) in inventories	(5,318)	10,609
Decrease (Increase) in trade notes, accounts and other receivable	8,362	(13,984)
Increase (Decrease) in trade notes, accounts and other payable	(6,660)	17,831
Decrease in policy liabilities and policy account balances	(103,878)	(53,512)
Other, net	152,209	(22,888)

Net cash provided by operating activities	583,955	546,624

Cash Flows from Investing Activities:
Purchases of lease equipment	(894,300)	(971,163)
Principal payments received under direct financing leases	483,627	470,870
Installment loans made to customers	(1,309,056)	(1,396,724)
Principal collected on installment loans	1,063,339	1,184,298
Proceeds from sales of operating lease assets	321,328	285,954
Investment in affiliates, net	(51,529)	(110,547)
Proceeds from sales of investment in affiliates	97,453	74,742
Purchases of available-for-sale securities	(466,314)	(399,362)
Proceeds from sales of available-for-sale securities	549,865	456,270
Proceeds from redemption of available-for-sale securities	105,255	97,565
Purchases of held-to-maturity securities	(306)	0
Purchases of other securities	(22,737)	(40,021)
Proceeds from sales of other securities	31,829	43,959
Purchases of property under facility operations	(95,601)	(80,095)
Acquisitions of subsidiaries, net of cash acquired	(79,405)	(66,418)
Sales of subsidiaries, net of cash disposed	55,530	57,205
Other, net	(26,586)	(18,111)

Net cash used in investing activities	(237,608)	(411,578)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	793	50,900
Proceeds from debt with maturities longer than three months	1,319,523	1,488,259
Repayment of debt with maturities longer than three months	(1,456,366)	(1,396,531)
Net increase in deposits due to customers	216,118	143,318
Cash dividends paid to ORIX Corporation shareholders	(61,299)	(72,757)
Acquisition of treasury stock	(12,128)	(39,110)
Contribution from noncontrolling interests	5,599	4,740
Purchases of shares of subsidiaries from noncontrolling interests	(25,840)	(11,299)
Cash dividends paid to redeemable noncontrolling interests	0	(1,040)
Net decrease in call money	(14,500)	(18,000)
Other, net	(5,359)	(4,898)

Net cash provided by (used in) financing activities	(33,459)	143,582

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,438)	2,743

Net increase in Cash and Cash Equivalents	309,450	281,371
Cash and Cash Equivalents at Beginning of Year	730,420	1,039,870

Cash and Cash Equivalents at End of Year	1,039,870	1,321,241

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2017		Year ended March 31, 2018		March 31, 2017	March 31, 2018
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	102,979	38,032	115,712	49,275	1,032,152	961,901
Maintenance Leasing	270,615	39,787	275,740	40,162	752,513	818,201
Real Estate	212,050	72,841	172,948	62,372	657,701	620,238
Investment and Operation	1,271,973	85,000	1,402,313	96,120	768,675	847,677
Retail	368,665	72,865	428,697	74,527	3,291,631	3,174,505
Overseas Business	458,912	112,312	477,420	106,602	2,454,200	2,594,728

Segment Total	2,685,194	420,837	2,872,830	429,058	8,956,872	9,017,250

Difference between Segment Total and Consolidated Amounts	(6,535)	4,128	(10,059)	6,443	2,275,023	2,408,732

Consolidated Amounts	2,678,659	424,965	2,862,771	435,501	11,231,895	11,425,982

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

2. Geographic Information

				(millions of yen)

	Year Ended March 31, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts

Total Revenues	2,195,389	142,430	340,840	2,678,659
Income before Income Taxes	313,175	44,083	67,707	424,965

				(millions of yen)

	Year Ended March 31, 2018
	Japan	The Americas*1	Other*2	Consolidated Amounts

Total Revenues	2,377,729	108,186	376,856	2,862,771
Income before Income Taxes	320,511	46,869	68,121	435,501

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

ORIX Corporation Europe N.V., one of the Company’s subsidiaries domiciled in the Netherlands, which changed its name from Robeco Groep N.V. on January 1, 2018, is a holding company owning asset management companies. Due to its customer base being spread across the world, total revenues and income before income taxes of the company are included in “Other.” Based on its legal entity location, revenues were ¥96,157 million in the Americas and ¥76,012 million in Other for the fiscal year ended March 31, 2017, and ¥100,116 million in the Americas and ¥87,100 million in Other for the fiscal year ended March 31, 2018.

(8) Per Share Data (Unaudited)

	Year ended March 31, 2017	Year ended March 31, 2018

		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	273,239	313,135

		(thousands of shares)
Weighted-average shares	1,308,105	1,281,238
Effect of Dilutive Securities -
Exercise of stock options	1,277	1,314

Weighted-average shares for diluted EPS computation	1,309,382	1,282,552

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	208.88	244.40
Diluted	208.68	244.15

		(yen)
Shareholders’ equity per share	1,925.17	2,095.64

Note:	In fiscal 2017, the diluted EPS calculation excludes stock options for 2,697 thousand shares, as they were antidilutive.
In fiscal 2018, the diluted EPS calculation excludes stock options for 192 thousand shares, as they were antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Application of New Accounting Standards)

In February 2018, Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”-ASC 220 (“Income Statement—Reporting Comprehensive Income”)) was issued. This Update provides the option to reclassify certain stranded tax effects resulting from the Tax Cuts and Jobs Act, which was enacted on December 22, 2017, from accumulated other comprehensive income to retained earnings. The Company and its subsidiaries early adopted this Update on January 1, 2018. The effect of the early adoption on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥692 million in accumulated other comprehensive income and a decrease of ¥692 million in retained earnings in the consolidated balance sheets.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2018 and Dividend Forecast for the Fiscal Year Ending March 31, 2019

TOKYO, Japan—May 9, 2018—ORIX Corporation (TSE: 8591; NYSE: IX) announced the details relating to expected dividend for the fiscal year ended March 31, 2018. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 21, 2018, after a statutory audit of the financial reports for the fiscal year ended March 31, 2018. The dividend forecast for the fiscal year ending March 31, 2019 (hereinafter, the “Current Fiscal Year”) is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2018

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2017
Record Date	March 31, 2018	March 31, 2018	March 31, 2017
Dividend Per Share (Annual)	39.00 yen (66.00 yen)	- yen (- yen)	29.25 yen (52.25 yen)
Total Dividend Amount (Annual)	49,984million yen (84,579 million yen)	—	38,162 million yen (68,320 million yen)
Effective Date	June 5, 2018	—	June 6, 2017
Source of Dividend	Retained earnings	—	Retained earnings

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the dividend payout ratio for the fiscal year ended March 31, 2018 has been decided at 27%, up 2% from the fiscal year ended March 31, 2017, and the annual dividend has been decided at 66.00 yen per share (interim dividend paid was 27.00 yen per share and year-end dividend has been decided at 39.00 yen per share) from 52.25 yen per share in the previous fiscal year.

Dividend Forecast for the Fiscal Year Ending March 31, 2019

The dividend forecast for the current fiscal year has been decided with a focus on the optimal balance of securing of capital for investment in future profit growth and the making of stable and sustainable distribution of dividends to shareholders. The interim dividend for the current fiscal year is forecasted at 30.00 yen per share.

Dividend Per Share
	Interim	Fiscal Year End	Annual
Dividend Forecast	30.00 yen	—	—

The dividend payout ratio for the current fiscal year will be maintained at 27%.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”

Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan—May 9, 2018—ORIX Corporation (TSE: 8591; NYSE: IX) today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 55th Annual General Meeting of Shareholders of the Company on June 26, 2018.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by Outside Directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 55th Annual General Meeting of Shareholders of the Company on June 26, 2018. Candidates for the 12 director positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Eiko Tsujiyama (Outside Director)
Yuichi Nishigori	Robert Feldman (Outside Director)
Kiyoshi Fushitani	Takeshi Niinami (Outside Director)
Stan Koyanagi	Nobuaki Usui (Outside Director)
Shuji Irie (newly nominated)	Ryuji Yasuda (Outside Director)
Hitomaro Yano (newly nominated)	Heizo Takenaka (Outside Director)

Details on Candidates for New Director

Shuji Irie (Born March 14, 1963)

May 2001	Joined Mizuho Securities CO., LTD.
Apr.2011	Joined ORIX Corporation
Sep.2011	Deputy Head of Investment and Operation Headquarters
Jan.2013	Executive Officer
Jan.2014	Head of Investment and Operation Headquarters (present position)
Jan.2016	Corporate Senior Vice President (present position) Responsible for Concession Business Development

Basis for candidacy for appointment as a Director

Mr. Shuji Irie is a candidate for new Director. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of investment and operation. The Nominating Committee has appointed him as a new candidate for Director because it has determined that he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Hitomaro Yano (Born July 25, 1962)

Apr.1985	Joined Seibu Department Stores, Limited (currently Sogo & Seibu Co., Ltd.)
Jun.1989	Joined ORIX Corporation
Jan.2016	Deputy Head of Treasury Headquarters
Jan.2017	Executive Officer (present position)
Jun.2017	Deputy Head of Treasury and Accounting Headquarters
Jan.2018	Head of Treasury and Accounting Headquarters (present position)

Basis for candidacy for appointment as a Director

Mr. Hitomaro Yano is a candidate for new Director. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of treasury and accounting. The Nominating Committee has appointed him as a new candidate for Director because it has determined that he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Details on Candidates for Outside Director

Eiko Tsujiyama (Born December 11, 1947)

Apr.1974	Certified Public Accountant
Aug. 1980	Assistant Professor, College of Humanities at Ibaraki University
Apr. 1985	Assistant Professor, School of Economics at Musashi University
Apr. 1991	Professor, School of Economics at Musashi University
Apr. 1996	Dean, School of Economics at Musashi University
Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
Sep.2004	Professor, Faculty of Commerce at Waseda University
Jun.2010	Outside Director, ORIX Corporation (present position)
Sep.2010	Dean, Graduate School of Commerce at Waseda University
May 2011	Corporate Auditor, Lawson, Inc. (present position)
Jun.2011	Audit and Supervisory Board Member, NTT DOCOMO, INC (present position)
Jun.2012	Audit and Supervisory Board Member, Shiseido Company, Limited (present position)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She served as a professor of Waseda University, Faculty of Commerce and has served on government and institutional finance and accounting councils both in Japan and overseas. She has extensive knowledge as a professional accountant.

As Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Outside Director because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Robert Feldman (Born June 12, 1953)

Oct. 1983	Economist, International Monetary Fund
May 1989	Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Jun. 2010	Outside Director, ORIX Corporation (present position)
Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.
Jan.2017	Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd. (present position)
Apr.2018	Professor, Graduate School of Management and Innovation Studies at Tokyo University of Science (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Senior Advisor at Morgan Stanley MUFG Securities Co., Ltd., and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas.

As Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals during deliberations between the Directors and Executive Officers’ compensation system and compensation levels in order to enhance their role as medium- and long-term incentives, from a global perspective based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Takeshi Niinami (Born January 30, 1959)

Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May 2002 Mar. 2005	President, Representative Director and Executive Officer, Lawson, Inc. President, Representative Director and CEO, Lawson, Inc.
Jun. 2010	Outside-Director, ORIX Corporation (present position)
May 2013	Representative Director and CEO, Lawson, Inc.
May 2014	Chairman and Representative Director, Lawson, Inc.
Chairman and Member of the Board, Lawson, Inc.
Oct. 2014	President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He currently serves as President of Suntory Holdings Limited. He has wide-ranging experience and knowledge of corporate management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, and Compensation Committee, pointing to important matters regarding company management by using his managerial decision-making skills based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nobuaki Usui (Born January 1, 1941)

May 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan. 1998	Commissioner, National Tax Agency
Jul. 1999	Administrative Vice Minister, Ministry of Finance
Jan. 2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
Dec.2008	Chairman, The Japan Research Institute, Limited
Jun. 2011	Audit & Supervisory Board Member, KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION) (present position)
Jun. 2012	Outside Director, ORIX Corporation (present position)
Jun.2016	Outside Auditor of Miroku Jyoho Service Co., Ltd. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor and CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert.

As Chairperson of the Nominating Committee, he has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Ryuji Yasuda (Born April 28, 1946)

Jun. 1991	Director, McKinsey & Company
Jun. 1996	Chairman, A. T. Kearney, Asia
Jun. 2003	Chairman, J-Will Partners, Co., Ltd.
Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Jun. 2009	Outside Director, Yakult Honsha Co., Ltd. (present position)
Jun. 2013	Outside Director, ORIX Corporation (present position)
Jun. 2015	Outside Director, Benesse Holdings, Inc. (present position)
Mar.2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Apr.2018	Adjunct Professor, Graduate School of Business Administration Hitotsubashi University Department of International Corporate Strategy (present position)
Outside Director, Kansai Mirai Financial Group, Inc. (present positon)

Basis for candidacy for appointment as an Outside Director

Mr. Ryuji Yasuda is a candidate for Outside Director. He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as an adjunct professor at Graduate School of Business Administration Hitotsubashi University Department of International Corporate Strategy. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, Audit Committee and Compensation Committee pointing to important matters regarding company management, using his expertise in corporate strategy.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Heizo Takenaka (Born March 3, 1951)

Apr.1990	Assistant Professor, Faculty of Policy Management at Keio University
Apr.1996	Professor, Faculty of Policy Management at Keio University
Apr.2001	Minister of State for Economic and Fiscal Policy
Sep.2002	Minister of State for Financial Services and for Economic and Fiscal Policy
Jul.2004	Elected to House of Councillors
Sep.2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
Oct.2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
Dec.2006	Director, Academyhills (present position)
Aug.2009	Chairman and Director, PASONA Group Inc. (present position)
Apr.2010	Professor, Faculty of Policy Management at Keio University
Jun. 2015	Outside Director, ORIX Corporation (present position)
Apr.2016

Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University) (present position)

Director, Center for Global Innovation Studies at Toyo University (present position)

Jun.2016	Outside Director, SBI Holdings, Inc. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Heizo Takenaka is a candidate for Outside Director. He served successively as Minister of State for Economic and Fiscal Policy, Minister of State for Financial Services, Minister of State for Communications and Privatization of Postal Services and Minister for Internal Affairs, and currently serves as Professor at Faculty of Global and Regional Studies at Toyo University. He has a deep understanding of the environment and events of business management and economics and financial policies both in Japan and overseas.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

5 Members (Outside Directors: 5)

Chairperson: Nobuaki Usui

Members: Robert Feldman, Takeshi Niinami, Ryuji Yasuda and Heizo Takenaka

Audit Committee

4 Members (Outside Directors: 4)

Chairperson: Eiko Tsujiyama

Members: Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka

Compensation Committee

4 Members (Outside Directors: 4)

Chairperson: Robert Feldman

Members: Eiko Tsujiyama, Takeshi Niinami and Ryuji Yasuda

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”

Announcement Regarding Management Changes

Tokyo, Japan—May 9, 2018—ORIX Corporation (”ORIX”) today made public an announcement regarding management changes.

New Position	Present Position	Name
Effective as of May 9, 2018
Director, Representative Executive Officer Deputy President	Director, Representative Executive Officer Deputy President and Chief Financial Officer	Kazuo Kojima

New Position	Present Position	Name
Effective as of June 26, 2018
Director, Corporate Senior Vice President Head of Enterprise Risk Management Headquarters Global General Counsel	Director, Corporate Senior Vice President Responsible for Enterprise Risk Management Global General Counsel	Stan Koyanagi

Director, Corporate Senior Vice President Head of Investment and Operation Headquarters	Corporate Senior Vice President Head of Investment and Operation Headquarters	Shuji Irie

Director, Executive Officer Head of Treasury and Accounting Headquarters	Executive Officer Head of Treasury and Accounting Headquarters	Hitomaro Yano

Retire*1	Director, Representative Executive Officer Deputy President	Kazuo Kojima

Retire*2	Non-Executive Director	Hideaki Takahashi

Retire	Executive Officer Head of Enterprise Risk Management Headquarters	Masaaki Kawano

*1

Mr. Kojima will be appointed Director, Representative Executive Officer and President of DAIKYO INCORPORATED on June 22, 2018. A formal decision regarding the changes will be made following approval at General Meeting of Shareholders of DAIKYO INCORPORATED and the subsequent Board of Directors meeting of DAIKYO INCORPORATED on June 22, 2018.

*2	Mr. Takahashi will be appointed Advisor of ORIX on June 26, 2018.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”

Notice of Partial Amendment to ORIX’s Articles of Incorporation

TOKYO, Japan—May 9, 2018—ORIX Corporation (hereinafter, “ORIX”) announced today that it was resolved at its Board of Directors’ meeting held on May 9, 2018, that a proposal for “Partial Amendment to ORIX’s Articles of Incorporation” be submitted as one of the agenda for the 55th Annual General Meeting of Shareholders to be held on June 26, 2018, as detailed below.

1. Reason for the Amendment

In order to reflect more accurately the current business activities of ORIX and its subsidiaries, and for the purpose of clarifying the purposes of business, we propose to add a new business item in the provision of Article 2 of ORIX’s current Articles of Incorporation.

2. Details of the Amendment

(changes are underlined)

Current Articles of Incorporation	Proposed Amendments
Article 2. (Purposes)	Article 2. (Purposes)

The purpose of the Company shall be to engage in the following businesses:	The purpose of the Company shall be to engage in the following businesses:

(1) – (20) [Omitted]	(1) – (20) [No Change]

[New Provision] (21) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service;

(21) business support and consulting;

(22) brokerage, agency, investigation, manufacturing, processing, research and development for business relating to any of the preceding items, and other business;

(22) – (23) [Omitted]	(23) – (24) [No Change]

3. Date of Amendment of the Articles of Incorporation

The amendment shall be effective on and from June 26, 2018.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”

ORIX Changes Name of United States Group Company

TOKYO, Japan—May 9, 2018—ORIX Corporation (“ORIX”) announced today that ORIX USA Corporation (“OUC”), its group company in the U.S., will change its name to “ORIX Corporation USA” effective June 1, 2018.

1. Reason for the name change

OUC provides investment capital and asset management services in the corporate, real estate, municipal, infrastructure and energy sectors in the U.S. and Latin America. The name change will better clarify OUC’s position as a strategic business hub of ORIX group in the U.S. and Latin America. On January 1, 2018, ORIX also renamed its group company which provides asset management services, Robeco Groep N.V., to “ORIX Corporation Europe N.V.”, further positioning it as a strategic business hub of ORIX group to expand its business in Europe.

2. Overview of OUC

(1) Name	ORIX USA Corporation
(2) Address	1717 Main Street, Suite 1100, Dallas, USA
(3) Name and title of representative	Hideto Nishitani Chairman, President and Chief Executive Officer
(4) Description of business	Financial Services
(5) Stated capital (as of March 31, 2018)	US$ 730,017 thousand
(6) Date of establishment	August 6, 1981
(7) Major shareholders and their shareholding percentages (as of May 9, 2018)	ORIX Corporation	100%

3. New name

ORIX Corporation USA

4. Date of the name change

June 1, 2018

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 38 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2018)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2017 – March 31, 2018.”